

May 3, 2010

<u>By facsimile to (972) 443-2060 and U.S. Mail</u>

Mr. David N. Weidman
Chairman and Chief Executive Officer
Celanese Corporation
1601 West LBJ Freeway
Dallas, TX 75234-6034

Re: Celanese Corporation
        Annual Report on Form 10-K for the fiscal year ended December 31, 2009
        April 30, 2010 Supplemental Response
        File No. 1-32410

Dear Mr. Weidman:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

If you have questions about our review of these filings, you may direct them to Edward M. Kelly, Senior Counsel, at (202) 551-3728 or Andrew P. Schoeffler, Attorney Advisor, at (202) 551-3748.

Very truly yours,

Pamela A. Long
Assistance Director